EXHIBIT 99.1

News for Immediate Release

Electrovaya Provides a Business Update

Toronto, Ontario – October 14, 2026 – Electrovaya Inc. ("Electrovaya" or the "Company") (Nasdaq: ELVA) (TSX: ELVA), a lithium-ion battery technology and manufacturing company, today provided a business update, including preliminary fiscal 2026 revenue expectations and progress on its Jamestown, New York manufacturing facility and ElvaPulse™ stationary energy storage product line. All dollar amounts are in U.S. dollars unless otherwise noted.

Highlights:

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Unaudited revenue for the fiscal year ended September 30, 2026 (“FY2026”) is expected to be a record and within previously issued guidance of approximately $71 million of normalized revenue, despite macroeconomic headwinds in core end markets.

-	Audited FY2026 results, expected in early December 2026, will be the Company’s first reported under U.S. GAAP, supporting its transition to U.S. domestic filer status.

-	FY2027 is expected to see the Company’s two most pivotal initiatives come online: Jamestown lithium-ion cell, module and pack manufacturing, and the ElvaPulse™ product line.

-	Jamestown module manufacturing equipment has completed Factory Acceptance Testing; cell equipment testing is progressing well.

-	Appointed Kris Kuzniewski, Ph.D., as Vice President, Data Center Sales, to lead ElvaPulse™ data center sales.

“Fiscal 2026 was another record year for Electrovaya, delivered in an environment where several of our core markets faced real macroeconomic challenges,” said Dr. Raj Das Gupta, Chief Executive Officer of Electrovaya. “We are excited to begin fiscal 2027, the year in which our two most pivotal initiatives come online: domestic cell, module and pack manufacturing in Jamestown, and our ElvaPulse™ energy storage platform. Together, we believe they will be instrumental in transforming Electrovaya and expanding the markets we serve.”

Jamestown Manufacturing Site Update

Factory Acceptance Testing of the module manufacturing equipment for the Company’s Jamestown, New York facility has been completed, and the equipment has been accepted for delivery to the site. Testing of the cell manufacturing equipment is progressing well and is continuing to ensure the equipment and the integrated manufacturing process meet the Company’s performance and quality expectations. This extensive testing program is a deliberate risk-mitigation step, designed to avoid issues that have affected other battery plant start-ups.

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The Jamestown team continues to strengthen, with equipment and process engineering leads recently joining. Approximately 10 Electrovaya staff are currently engaged in the extensive testing and acceptance testing effort.

Data Centers and ElvaPulse™

Electrovaya introduced its ElvaPulse™ product line at the Yotta data center energy conference in September, where it received a strong reception. Management is confident that the domestically manufactured ElvaPulse™ provides an optimized solution for shorter-duration energy storage, a segment that is not well addressed by incumbent energy storage solutions.

The ElvaPulse™ 1500 delivers 7 MW per block, which the Company believes is the highest power density of any comparable solution on the market. Higher power density means fewer batteries are required to meet power-firming and uninterruptible power supply (UPS) requirements, which are growing as data centers increase their power needs, while also aligning with tightening utility requirements.

To lead the Company’s dedicated sales efforts for data center applications, Electrovaya has appointed Kris Kuzniewski, Ph.D., to the newly created role of Vice President, Data Center Sales. Dr. Kuzniewski brings more than 15 years of sales and business development experience across data center infrastructure, colocation, cloud and critical power. Most recently, as Director, U.S. AI Data Center Sales at Sinexcel, he led the company’s U.S. AI data center sales of medium-voltage UPS and battery energy storage system (BESS) solutions, closing hundreds of megawatts of medium-voltage UPS sales. Previously, he spent more than three years at CoreSite, an American Tower company, managing a portfolio of more than 140 enterprise data center accounts. Dr. Kuzniewski has established relationships across U.S. hyperscalers, neoclouds, colocation operators, developers, design firms and EPC contractors. At Electrovaya, he will focus on prequalifying the Company with key data center buyers, securing specification positions for ElvaPulse™ in data center designs, and building a pipeline of named projects, with an emphasis on ElvaPulse’s industry-leading power density, safety and domestic manufacturing.

Sales and Market Demand

In FY2027, Electrovaya is expecting a growing share of revenue to come from new verticals such as defense, robotics, airport ground equipment and high voltage battery systems. These opportunities represent an increasingly important component of the Company’s growth outlook, extending its reach into new applications and broadening its revenue base. All of these verticals are expected to provide material revenue for the Company during FY 2027.  Electrovaya is also seeing increased demand for port-related applications, spanning both its high-voltage material handling battery products for Toyota Material Handling and its high-voltage battery systems for electric trucks.

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Fiscal 2026 Results and Transition to U.S. GAAP

Electrovaya expects to release its audited financial results for FY2026 in early December 2026. These will be the Company’s first annual results reported under U.S. GAAP, following its transition from IFRS, which supports the Company’s transition to U.S. domestic filer status.

Investor Contact:

Jason Roy

VP, Corporate Development and Investor Relations

Electrovaya Inc.

jroy@electrovaya.com

905-855-4618

Media Contact:

ICR Inc.

electrovaya@icrinc.com

About Electrovaya Inc.

Electrovaya Inc. (NASDAQ:ELVA) (TSX:ELVA) is a pioneering leader in the global energy transformation, focused on contributing to the prevention of climate change by supplying safe and long-lasting lithium-ion batteries without compromising energy and power. The Company has extensive IP and designs, develops and manufactures proprietary lithium-ion batteries, battery systems, and battery-related products for energy storage, clean electric transportation, and other specialized applications. Electrovaya has two operating sites in Canada and a 52-acre site with a 135,000 square foot manufacturing facility in Jamestown New York state for its planned gigafactory. To learn more about how Electrovaya is powering mobility and energy storage, please explore www.electrovaya.com.

Forward-Looking Statements

This press release contains forward-looking statements, including statements regarding the Company’s expected FY2026 revenue, the timing of the release of its FY2026 financial results, its transition to U.S. GAAP and U.S. domestic filer status, the timing and success of the start-up of manufacturing at its Jamestown, New York facility, customer demand in port, material handling, electric truck and data center applications, and the performance, market reception and adoption of the ElvaPulse™ product line. Forward-looking statements can generally be identified by words such as “expects,” “anticipates,” “believes,” “intends,” “plans,” “will,” “may” and similar expressions. These statements are based on management’s current expectations and assumptions and are subject to risks and uncertainties that could cause actual results to differ materially, including the completion of the FY2026 audit, the timing of customer orders and deliveries, equipment testing and commissioning outcomes, supply chain conditions, macroeconomic and trade conditions, and the other risk factors described in the Company’s filings with securities regulators. FY2026 revenue figures in this release are preliminary and unaudited and may change upon completion of the Company’s year-end audit. Except as required by law, the Company undertakes no obligation to update any forward-looking statement.

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The preliminary unaudited revenue for the periods described herein constitute future‐oriented financial information and financial outlooks (collectively, “FOFI”), and generally, is, without limitation, based on the assumptions and subject to the risks set out above under “Forward‐Looking Statements”. Although management believes such assumptions to be reasonable, a number of such assumptions are beyond the Company’s control and there can be no assurance that the assumptions made in preparing the FOFI will prove accurate. FOFI is provided for the purpose of providing information about management’s current expectations and plans relating to the Company’s future performance and may not be appropriate for other purposes.

The FOFI does not purport to present the Company’s financial condition in accordance with IFRS, and it is expected that there may be differences between audited results and preliminary results, and the differences may be material. The inclusion of the FOFI in this news release disclosure should not be regarded as an indication that the Company considers the FOFI to be a reliable prediction of future events, and the FOFI should not be relied upon as such.

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